May 18, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

RE: AFRIKA4U

Registration Statement on Form S-1

Filed May 2, 2018

File No. 333-222638

In response to your letter dated May 15, 2018 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of AFRIK4U (the “Company”). Amendment No. 3 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s May 15, 2018 letter in italicized text immediately before our response.

Business Development, page 21

1.	We note your response to comment 3 that Klein Karoo does not enter into supply agreements. However, on page 25 you disclose that you intend to enter into a supply agreement. Please revise as appropriate and also discuss the nature of your relationship with Klein Karoo International.

Response: We have revised our disclosure on page 25 in accordance with your request.

Exhibits, page 32

2.	We reissue comment 7. Please revise the legality opinion by David Price, Esq. to consent to being named in the prospectus.

Response: We have filed a revised legality opinion from David Price.

We trust our responses meet with your approval.

Sincerely,

/s/ Charl Coertzen

Charl Coertzen